Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Number 333-180342

Final Term Sheet

1.500% Fixed Rate Notes due January 17, 2017

Issuer:	Ford Motor Credit Company LLC

Size:	$750,000,000

Maturity:	January 17, 2017

Trade Date:	November 6, 2013

Coupon:	1.500%

Benchmark Treasury:	0.625% due October 15, 2016

Benchmark Treasury Yield and Price:	0.550%; 100-07

Yield to Maturity:	1.530%

Spread to Benchmark Treasury:	+98 basis points

Settlement Date:	November 12, 2013 (T+3)

Price to Public:	99.906% of principal amount

Proceeds (Before Expenses) to Issuer:	$747,420,000 (99.656%)

Interest Payment Dates:	Semi-annually on each January and July, beginning July 17, 2014

Joint Book-Running Managers:	Deutsche Bank Securities Inc. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated RBS Securities Inc.

Co-Managers:	BB Securities Limited Banca IMI Securities Corp. UniCredit Capital Markets LLC U.S. Bancorp Investments, Inc.

CUSIP/ISIN:	345397 WN9 / US345397WN98

The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement (or, if available, the prospectus supplement) if you request it by calling Deutsche Bank Securities Inc., toll-free at 1-800-503-4611; J.P. Morgan Securities LLC, collect at 1-

212-834-4533; Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll-free at 1-800-294-1322; or RBS Securities Inc., toll-free at 1-866-884-2071.